As filed with the Securities and Exchange Commission on May 25, 2004

Registration No. 333-114108

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
to

FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
CARRIER ACCESS CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	84-1208770
(State of incorporation)	(I.R.S. Employer Identification No.)

5395 Pearl Parkway
Boulder, Colorado 80301
(303) 442-5455
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Roger L. Koenig
President and Chief Executive Officer
Carrier Access Corporation
5395 Pearl Parkway
Boulder, Colorado 80301
(303) 442-5455
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Mark A. Bertelsen, Esq.
Jose F. Macias, Esq.
Wilson Sonsini Goodrich & Rosati
Professional Corporation
650 Page Mill Road
Palo Alto, California 94304
(650) 493-9300

     Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.
     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. ☐
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. ☐
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to such Section 8(a), may determine.

The information contained in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS
(Subject to completion, dated May 25, 2004)

1,134,338 Shares

CARRIER ACCESS CORPORATION

Common Stock

     This prospectus is part of a registration statement that we filed with the SEC using the “shelf” registration process. It relates to the public offering, which is not being underwritten, of 1,134,338 shares of our common stock that are held by some of our current stockholders. We issued such shares to these selling stockholders in connection with our acquisition of the outstanding capital stock of Paragon Networks International Inc. in November 2003.

     The selling stockholders may sell these shares from time to time on the over-the-counter market in regular brokerage transactions, in transactions directly with market makers or in privately negotiated transactions. For additional information on the methods of sale that may be used by the selling stockholders, see the section entitled “Plan of Distribution” on page 16. We will not receive any of the proceeds from the sale of these shares. We will bear the costs relating to the registration of these shares.

     Our common stock is listed on the Nasdaq National Market under the symbol “CACS.” On May 21, 2004, the last sale price of our common stock was $9.50 per share.

THIS OFFERING INVOLVES MATERIAL RISKS. SEE “RISK FACTORS” BEGINNING ON PAGE 3.

     The Securities and Exchange Commission may take the view that, under certain circumstances, the selling stockholders and any broker-dealers or agents that participate with the selling stockholders in the distribution of the common stock may be deemed to be “underwriters” within the meaning of the Securities Act. Commissions, discounts or concessions received by any such broker-dealer or agent may be deemed to be underwriting commissions under the Securities Act. We and the selling stockholders have agreed to certain indemnification arrangements. See “Plan of Distribution” on page 16.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Prospectus dated ___________, 2004

THE COMPANY
RISK FACTORS
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
SELLING STOCKHOLDERS
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INFORMATION INCORPORATED BY REFERENCE
PART II
Item 14. Other Expenses of Issuance and Distribution
Item 15. Indemnification of Directors and Officers
Item 16. Exhibits and Financial Schedules
Item 17. Undertakings
SIGNATURES
EXHIBIT INDEX
EXHIBIT 5.1
EXHIBIT 23.2
EXHIBIT 23.3

     You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

THE COMPANY

     Carrier Access designs, manufactures and sells broadband access equipment to communications service providers. Our products are used to upgrade capacity of wireline and wireless communications networks. Our products also enable our customers to offer voice and data services, which historically have been offered on separate networks, on a single converged network. We design our products to enable our customers to deploy new revenue-generating voice and data services, while lowering capital and operating costs.

     We sell our products directly to communications service providers and indirectly through a broad channel of global distributors and original equipment manufacturers, or OEMs, that provide voice and data communications infrastructure products. Our wireline and wireless customers include local and long distance carriers, cable operators, and international communications providers.

     The telecommunications industry experienced a downturn that began in late 2000 and resulted in a significant decline in our net revenue from 2000 to 2002. We experienced operating losses and net losses in 2001 and 2002, and, as of March 31, 2004, we had an accumulated deficit of $14.5 million.

     The pervasive use of the Internet, the introduction of new bandwidth-intensive applications, and widespread adoption of numerous mobile communications devices capable of connecting to the Internet have fueled increased demand for media-rich Internet services, such as picture mail, music downloads, games, enhanced text messages, wireless web, and real-time video. Similarly, businesses are demanding new services that are customized to meet their personal communications needs, such as web conferencing, virtual private networks, or VPNs, which allow companies to extend their secure networks using the Internet, and voice over IP, or VoIP, which is the transmission of voice over the Internet. Broadband wireline and wireless Internet access is experiencing rapid growth as it becomes the primary means by which these services are enabled.

     In response to continued subscriber growth, we believe broadband service providers will need to cost-effectively upgrade their networks to support new service offerings to remain competitive. We provide a broad platform of communications equipment, software, and services that enable wireless and wireline service providers to cost-effectively upgrade access capacity and implement converged IP voice and data services.

     Our wireless products allow wireless service providers to reduce the strain on backhaul portions of the network, which is the portion that links cell sites to the wired switching center. Our products increase wireless network capacity at our customers’ cell sites to enable the introduction of new wireless data services and provide data connections needed for cell site equipment management and E911 location identification, which is a service used to more precisely identify the location of all 911-placed cellular calls.

     Our wireline products are primarily used to deliver converged IP voice and data services over broadband access connections, such as T1 or Ethernet connections, to businesses or multiple-dwelling units, such as apartments and condominiums. The embedded VoIP software in our products works in conjunction with certain network application software providers to deliver IP-based voice and data applications, including VPNs that fully integrate voice and data, customized web-controlled voicemail, call screening and forwarding, and other personalized IP communications services.

     We believe that our products provide the following benefits to our customers:

     Revenue From Existing and Next-generation IP Services. Our equipment and software support multiple services. As a result, service providers using our products can offer a variety of revenue-generating services as customer needs evolve, without deploying dedicated equipment for each service.

     Cost Effectiveness and Scalability. Our products are designed to enable our customers to cost-effectively add additional voice and data capacity as the demand for bandwidth and new services increases. Our products reduce unused bandwidth and lower service providers’ equipment upgrade and operating costs by allowing the easy installation of additional cards into an already installed product. These cards enable a variety of new communications services without sacrificing existing infrastructure investments. Our products are capable of performing a variety of communications networking functions in a single chassis.

     Manageability and Flexibility. As voice and data network complexity increases, we believe service providers will require software and systems that provide end-to-end management of the communications services they offer to their customers. We develop and integrate software-based network management capabilities with our products that enable telecommunications equipment providers to more easily manage voice and data traffic and services within their networks.

     Our objective is to provide our customers with broadband access products for the wireless backhaul and products that provide converged voice and data services delivery. These products enable our customers to cost-effectively deploy next-generation networks. Key elements of our strategy to achieve this objective include:

•	leveraging our technology base to pursue high growth market opportunities;

•	continuing to pursue and leverage global strategic relationships;

•	leveraging our technology and customer base to expand our product portfolio; and

•	pursuing strategic acquisitions to broaden our product, service, and technology portfolio.

RISK FACTORS

     Any investment in our common stock involves a high degree of risk. You should consider carefully the following information about these risks, together with the other information contained and incorporated in this prospectus, before you decide to buy our common stock. If any of the following risks actually occur, our business, financial condition and results of operations would likely suffer. In these circumstances, the market price of our common stock could decline and you may lose all or part of your investment.

As a result of declining sales of our products, we experienced large net losses and decreases in net revenue in 2001 and 2002, which caused a significant decline in the market price of our common stock, and we could experience similar declines in net revenue in the future, which could negatively impact the market price of our common stock.

     Our quarterly and annual operating results have fluctuated significantly in the past and may continue to vary significantly in the future. For example, although we were profitable on an annual basis from 1997 to 2000, we experienced net losses of $14.9 million and $52.7 million in 2001 and 2002, respectively. In addition, our net revenue decreased from $148.1 million in 2000 to $100.7 million and $50.2 million in 2001 and 2002, respectively.

     We face a number of risks that could cause our future net revenue and operating results to experience similar fluctuations, including the following:

•	the loss of, or significant reduction in purchases by, any of our large customers, four of whom were each responsible for more than 10% of our net revenue in the year ended December 31, 2003;

•	reductions in capital spending for equipment by the telecommunications industry, a factor that resulted in a large decline in our product sales starting in 2000; and

•	costs related to acquisitions of technologies or businesses such as our acquisition of Paragon Networks International Inc. in November 2003.

We rely on a limited number of distributors and OEMs, the loss of any of which could cause a decline in our net revenue and have an adverse effect on our results of operations and the price of our common stock.

     A significant portion of the sales of our products are through distributors and OEMs, which generally are responsible for warehousing products, fulfilling product orders, servicing end-users and, in some cases, customizing and integrating our products at end-users’ sites. We rely on a limited number of distributors and OEMs to sell our products. For example, one distributor, Walker & Associates, Inc., accounted for 16% and 11% of our net revenue in 2002 and 2003, respectively. In addition, one OEM customer accounted for over 10% of our net revenue in the year ended December 31, 2003. In the quarter ended March 31, 2004, two OEM customers each accounted for over 10% of our revenue. We expect that, in the future, a significant portion of our products will continue to be sold to a small number of distributors and OEMs. Accordingly, if we lose any of our significant distributors and OEMs or experience reduced sales to such distributors and OEMs, our net revenue would decline, which would have an adverse effect on our operating results and could cause a decline in the price of our common stock.

If our distributors are not successful both in terms of operating their own businesses and in selling our products to their customers, we could experience a decline in net revenue, an increase in inventory and bad debt, and a deterioration in our operating results.

     In the past, some of our distributors have experienced problems with their financial and other resources that have impaired their ability to pay us. For example, in 2002 we incurred bad debt of approximately $1.2 million from one of our distributors when it declared bankruptcy. Although we continually monitor and adjust our reserves for bad debts, we cannot assure you that any future bad debts that we incur will not exceed our reserves. Furthermore, we cannot assure you that the financial instability of one or more of our distributors will not result in decreased net revenue for us and a deterioration in our operating results. Distributors have, in the past, reduced planned purchases of our products due to overstocking and such reductions may occur again in the future. Moreover, distributors who have overstocked our products have, in the past, reduced their inventories of our products by selling such products at significantly reduced prices. This may occur again in the future. Any reduction in planned purchases or sales at reduced prices by distributors in the future could harm our business by, among other things, reducing the demand for our products and creating conflicts with other distributors and our direct sales efforts.

Some of our distributors and OEMs have stock rotation and price protection rights which could cause a material decrease in the average selling prices and gross margins of our products, either of which would have an adverse effect on our operating results and financial condition.

     We generally provide certain of our distributors and OEMs with limited stock rotation rights. For example, three times a year, these customers can return up to 15% of our unsold products to us in return for an equal dollar amount of new products. The returned products must have been held in stock by such distributor or OEM and have been purchased within the four-month period prior to the return date. We cannot assure you that we will not experience significant returns of our products in the future or that we will make adequate allowances to offset these returns.

     We also provide certain distributors and OEMs with price protection rights in which we provide these customers with 60-days notice of price increases. Orders we receive from distributors or OEMs within the 60-day period are filled at the lower product price. In the event of a price decrease, we are sometimes required to credit distributors and OEMs the difference in price for any stock they have in their inventory. In addition, we grant certain of our distributors and OEMs “most favored customer” terms, pursuant to which we have agreed not to knowingly grant another distributor or OEM the right to resell our products on terms more favorable than those granted to the existing distributor or OEM, without offering the more favorable terms to the existing distributor or OEM. It is possible that these price protection and “most favored customer” clauses could cause a material decrease in the average selling prices and gross margins of our products, which could in turn have a material adverse effect on distributor or OEM inventories, our business, financial condition, or results of operations.

We do not have exclusive agreements with our distributors, which sell other broadband communications equipment that competes with our products. As a result, our distributors may not recommend or continue to use and offer our products or devote sufficient resources to market and support our products, which could result in a reduction in sales of our products.

     Our agreements with our distributors generally do not grant exclusivity, prevent the distributor from carrying competing products or require the distributor to purchase any minimum dollar amount of our products. Additionally, our distribution agreements do not attempt to allocate certain territories for our products among our distributors. To the extent that different distributors target the same end-users of our products, distributors may come into conflict with one another, which could damage our relationship with, and sales to, such distributors.

     Most of our existing distributors also distribute the products of our competitors. Our distributors may not recommend or continue to use and offer our products, or our distributors may not devote sufficient resources to market and provide the necessary customer support for our products. In addition, it is possible that our distributors will give a higher priority to the marketing and customer support of competitive products or alternative solutions.

     Our distributors do not have any obligation to purchase additional products, and accordingly, they may terminate their purchasing arrangements with us, or significantly reduce or delay the amount of our products that they order, without penalty. Any such termination, change, reduction, or delay in orders would harm our business.

We continue to rely on a limited number of direct customers, the loss of any of which could result in a decline in net revenue and the price of our common stock.

     A significant portion of our net revenue has been derived from a limited number of large orders to direct customers, and we believe that this trend will continue in the future. For example, for the quarter ended March 31, 2004, we sold directly to one customer that accounted for 14% of our net revenue. The majority of our direct customers do not have any obligation to purchase additional products, and, accordingly, they may terminate their purchasing arrangements with us or significantly reduce or delay the amount of our products that they order without penalty. We have experienced cancellations and delays of orders in the past, and we expect to continue to experience order cancellations and delays from time to time in the future. Any such termination, change, reduction or delay in orders would harm our business. The timing of customer orders and our ability to fulfill them can cause material fluctuations in our operating results, and we anticipate that such fluctuations will continue in the future.

If our direct customers do not successfully operate their own businesses, their capital expenditures could be limited, which could result in a delay in payment for, or a decline in the purchase of, our products, which could result in a decrease in our net revenue and a deterioration of our operating results.

     In the past, some of our direct customers have experienced problems with their financial and other resources that have impaired their ability to pay us. For example, in 2002, one of our direct customers filed for bankruptcy protection, and, as a result, we incurred approximately $1.1 million in bad debt. We cannot assure you that any bad debts that we incur in connection with direct sales will not exceed our reserves or that the financial instability of one or more of our direct customers will not continue to adversely affect future sales of our products or our ability to collect on accounts receivable for current sales of our products.

     In addition, we sell a moderate volume of products to competitive service providers. The competitive service provider market is overbuilt and is experiencing consolidation. Many of our competitive service provider customers do not have a strong financial position and have limited ability to access the public financial markets for additional funding for growth and operations. Neither equity nor debt financing may be available to these companies on favorable terms, if at all. To the extent that these companies are unable to obtain the financing they need, our ability to make future sales to these customers and realize revenue from any such sales could be harmed. In addition, if one or more of these competitive service providers fail, we could face a loss in revenue and an increased bad debt expense, due to their inability to pay outstanding invoices, as well as a corresponding decrease in customer base and future revenue. Furthermore, a significant portion of our sales to competitive service providers is made through independent distributors. The failure of one or more competitive service providers could cause a distributor to experience business failure and/or default on payments to us.

We grant certain of our direct customers “most favored customer” terms, which could cause a material decrease in the average selling prices and gross margins of our products, which would have an adverse effect on our operating results and financial condition.

     In agreements with direct customers that contain “most favored customer” terms, we have agreed to not knowingly provide another direct customer with similar terms and conditions or a better price than those provided to the existing direct customer without offering the more favorable terms, conditions or prices to the existing direct customer. It is possible that these “most favored customer” clauses could cause a material decrease in the average selling prices and gross margins of our products, which could, in turn, have an adverse effect on our operating results and financial condition.

A longer than expected sales cycle could cause our revenues and operating results to vary significantly from quarter to quarter.

     Our sales cycle averages approximately four to 18 months but can take longer in the case of incumbent local exchange carriers, or ILECs, and other end-users. This process is often subject to delays because of factors over which we have little or no control, including:

•	a distributor’s, OEM’s or service provider’s budgetary constraints;

•	a distributor’s, OEM’s or service provider’s internal acceptance reviews;

•	a distributor’s, OEM’s or service providers staffing levels and availability of lab time for product testing;

•	the success and continued internal support and development of a service provider’s product offerings; and

•	the possibility of cancellation or delay of projects by distributors, OEMs or service providers.

     In addition, as service providers have matured and grown larger, their purchase processes have typically become more institutionalized, requiring more of our time and effort to gain the initial acceptance and final adoption of our products by these customers. Although we attempt to develop our products with the goal of facilitating the time to market of our customer’s products, the timing of the commercialization of a new distributor or service provider applications or services based on our products is primarily dependent on the success and timing of a customer’s own internal deployment program. Delays in purchases of our products can also be caused by late deliveries by other vendors, changes in implementation priorities and slower than anticipated growth in demand for our products. A delay in, or a cancellation of, the sale of our products could cause our results of operations to vary significantly from quarter to quarter.

     In the industry in which we compete, a supplier must first obtain product approval from an ILEC or other carrier to sell its products to them. This process can last from four to 18 months or longer depending on the technology, the service provider, and the demand for the product from the service provider’s subscribers. Consequently, we are involved in a constant process of submitting for approval succeeding generations of products, as well as products that deploy new technology or respond to new technology demand from certain carriers or other end-users. We have been successful in the past in obtaining such approvals. However, we cannot be certain that we will obtain such approvals in the future or that sales of such products will continue to occur. Furthermore, the delay in sales until the completion of the approval process, the length of which is difficult to predict, could result in fluctuations of revenue and uneven operating results from quarter to quarter or year to year.

Communications service providers face capital constraints which have restricted and may continue to restrict their ability to buy our products, thereby resulting in longer sales cycles, deferral or delay of purchase commitments for our products, and increased price competition.

     Our customers consist primarily of communications service providers, including wireless service providers, local exchange carriers, multi-service cable operators, and competitive local and international communications providers. These service providers require substantial capital for the development, construction, and expansion of their networks and the introduction of their services. The general slowdown in the economy and the fact that an oversupply of communications bandwidth exists have resulted in a constraint on the availability of capital for these service providers and have had a material adverse effect on many of our customers, with numerous customers going out of business or substantially reducing their capital spending. If our current or potential customers cannot successfully raise necessary funds or if they experience any other adverse effects with respect to their operating results or profitability, their capital spending programs could continue to be adversely impacted. These conditions adversely impacted the sale of our products and our operating results most severely in the fourth quarter of 2000, and they continued to have an adverse impact throughout 2001, 2002, and 2003. These conditions may continue to result in longer sales cycles, deferral or delay of purchase commitments for our products, and increased price competition. In addition, to the extent we choose to provide financing to these prospective customers, we will be subject to additional financial risk, which could increase our expenses.

If we are unable to develop new or enhanced products that achieve market acceptance, we could experience a reduction in our future product sales, which would cause the market price of our common stock to decline.

     The communications industry is characterized by rapidly changing technology, evolving industry standards, changes in end-user requirements, and frequent new product introductions and enhancements, each of which may render our existing products obsolete or unmarketable. Our success depends on our ability to enhance our existing products and to timely and cost-effectively develop new products with features that meet changing end-user requirements and emerging industry standards. The development of new, technologically advanced products is an expensive, complex and uncertain process requiring high levels of innovation, as well as the accurate anticipation of technological and market trends. We may not be successful in identifying, developing, manufacturing, and marketing product enhancements or new products that will respond to technological change or evolving industry standards. In the recent past, we have experienced delays in the development and shipment of new products and enhancements, which has resulted in distributor and end-user frustration and delay or loss of net revenue. It is possible that we will experience similar or other difficulties in the future that could delay or prevent the successful development, production, or shipment of such new products or enhancements, or that our new products and enhancements will not adequately meet the requirements of the marketplace and achieve market acceptance. Announcements of currently planned or other new product offerings by our competitors or us have in the past caused, and may in the future cause, distributors or end-users to defer or cancel the purchase of our existing products. Our inability to develop new products or enhancements to existing products on a timely basis, or the failure of such new products or enhancements to achieve market acceptance, could result in a decline in our future product sales and the price of our common stock.

The introduction of new or enhanced products could cause disruptions in our distribution channels and the management of our operations, which could cause us to record lower net revenue or adversely affect our gross margins.

     Our introduction of new or enhanced products will require us to manage the transition from older products in order to minimize disruption in customer ordering patterns, avoid excessive levels of older product inventories, and ensure that adequate supplies of new products can be delivered to meet customer demand. We have historically reworked certain of our products in order to add new features that were included in subsequent releases of the products, which generally resulted in reduced gross margins for those products until such time as production volumes of these new products increase. We can give no assurance that these historical practices will not occur in the future and cause us to record lower net revenue or negatively affect our gross margins.

We rely on the introduction of new or enhanced products to offset the declining sales prices and gross margins of our older products, and the failure of our new or enhanced products to achieve market acceptance could result in a decline in our net revenue and operating results.

     We believe that average selling prices and gross margins for our products will decline as such products mature and as competition intensifies. For example, the average selling price for our Wide Bank products and Adit products has decreased substantially in the past two years. These decreases were due to general economic conditions and the introduction of competitive products. To offset declining selling prices, we believe that, in addition to reducing the costs of production of our existing products, we must introduce and sell new and enhanced products on a timely basis at a low cost or incorporate features in these products that enable them to be sold at higher average selling prices. To the extent that we are unable to reduce costs sufficiently to offset any declining average selling prices or that we are unable to introduce enhanced products with higher selling prices, our gross margins would decline, and such decline could adversely affect our operating results and the price of our common stock.

To develop new products or enhancements to our existing products, we will need to continue to invest in research and development, which could adversely affect our financial condition and operating results, especially if we need to increase the amount of our investment to successfully respond to developing industry standards.

     As standards and technologies evolve, we will be required to modify our products or develop and support new versions of our products. As a result, we may not have sufficient resources allocated to the development of new and enhanced products to remain competitive. The failure of our products to comply, or delays in achieving compliance, with the various existing and evolving technological changes and industry standards could harm sales of our current products or delay introduction of our future products.

Our industry is highly competitive; if we fail to compete successfully against our competitors, our market share and product sales could be adversely affected, resulting in a decline in our net revenue and deterioration of our operating results.

     The market for our products is intensely competitive, with a large number of equipment suppliers providing a variety of products to diverse market segments within the telecommunications industry. Our existing and potential competitors include many large domestic and international companies, including companies that have longer operating histories, greater name recognition, larger customer bases and substantially greater financial, manufacturing, technological, sales and marketing, distribution, and other resources. Our principal competitors include Adtran, Inc., Advanced Fibre Communications, Inc., Cisco Systems, Inc., Eastern Research, Inc., Lucent Technologies, Inc., Telco Systems, Inc., Tellabs, Inc., Zhone Technologies, Inc. and other small independent systems integrators and private and public companies. Most of these companies offer products competitive with one or more of our product lines. We expect that our competitors that currently offer products competitive with only one of our products will eventually offer products competitive with all of our products. Due to the rapidly evolving markets in which we compete, additional competitors with significant market presence and financial resources, including large telecommunications equipment manufacturers and computer hardware and software companies, may enter these markets through acquisition, thereby further intensifying competition.

     Many of our current and potential competitors are substantially larger than we are and have significantly greater financial, sales and marketing, technical, manufacturing, and other resources and more established channels of distribution. As a result, such competitors may be able to respond more rapidly to new or emerging technologies and changes in customer requirements, or to devote greater resources than we can devote to the development, promotion, and sale of their products. In addition, such competitors may enter our existing or future markets with solutions, either developed internally or through acquisition, that may be less costly, provide higher performance or additional features, or be introduced earlier than our solutions. Successful new product introductions or enhancements by our competitors could cause a significant decline in sales or loss of market acceptance of our products. Competitive products may also cause continued intense price competition or render our products or technologies obsolete or noncompetitive.

     To be competitive, we must continue to invest significant resources in research and development and sales and marketing. We may not have sufficient resources to make such investments or be able to make the technological advances necessary to be competitive. In addition, our current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to increase the ability of their products to address the needs of our prospective customers. Accordingly, it is possible that new competitors or alliances among competitors may emerge and rapidly acquire significant market share. Increased competition is likely to result in price reductions, reduced gross margins, and loss of market share, any of which could cause a decline in the price of our common stock.

Our customers are subject to heavy government regulation in the telecommunications industry, and regulatory changes could adversely affect our customers’ capital expenditure budgets and result in reduced sales of our products and significant fluctuations in the price of our common stock.

     Competitive local exchange carriers, or CLECs, are allowed to compete with ILECs in the provisioning of local exchange services primarily as a result of the adoption of regulations under the Telecommunications Act of 1996, or the 1996 Act, that imposed new duties on ILECs to open their local telephone markets to competition. Although the 1996 Act was designed to expand competition in the telecommunications industry, the realization of the objectives of the 1996 Act is subject to many uncertainties. Such uncertainties include actions by the Federal Communications Commission, or the FCC, judicial and administrative proceedings designed to define rights and obligations pursuant to the 1996 Act, actions or inaction by ILECs or other service providers that affect the pace at which changes contemplated by the 1996 Act occur, resolution of questions concerning which parties will finance such changes, and other regulatory, economic, and political factors. Any changes to the 1996 Act or the regulations adopted thereunder, the adoption or repeal of new regulations by federal or state regulatory authorities apart from or under the 1996 Act, including the E911 FCC mandate or any legal challenges to the 1996 Act could have a material adverse impact upon the market for our products.

     We are aware of certain litigation challenging the validity of the 1996 Act and local telephone competition rules adopted by the FCC for the purpose of implementing the 1996 Act. Furthermore, Congress has indicated that it may hold hearings to gauge the competitive impact of the 1996 Act, and it is possible that Congress will propose changes to the 1996 Act. This litigation and potential regulatory change may delay further implementation of the 1996 Act, which could negatively impact demand for our products. Moreover, our distributors or service provider customers may require that we modify our products to address actual or anticipated changes in the regulatory environment, or we may voluntarily decide to make such modifications. Our inability to modify our products in a timely manner or address such regulatory changes could cause a reduction in demand for our products, a loss of existing customers or the failure to attract new customers, which would result in lower than expected net revenue and a decline in the price of our common stock.

We have limited supply sources for some key parts and components of our products, and our operations could be harmed by supply interruptions, component defects or unavailability of these parts and components.

     Many key parts and components are purchased from sole source suppliers for which alternative sources are not currently available. We currently purchase approximately 380 key components from suppliers for which there are currently no substitutes, and we purchase approximately 89 key components from single source suppliers. Lead times for materials and components vary significantly and depend on many factors, some of which are beyond our control, such as specific supplier performance, contract terms and general market demand for components. If product orders vary significantly from forecasts, we may not have enough inventories of certain materials and components to fill orders. In addition, many companies utilize the same materials and supplies as we do in the production of their products. Companies with more resources than our own may have a competitive advantage in obtaining materials and supplies due to greater buying power. These factors can result in reduced supply, higher prices of certain materials, and delays in the receipt of certain of our key components, which in turn may generate increased costs, lower margins, and delays in product delivery. Furthermore, due to general economic conditions in the U.S. and globally, our suppliers may experience financial difficulties, which could result in increased delays, additional costs, or loss of a supplier. We attempt to manage these risks through developing alternative sources, through engineering efforts designed to obviate the necessity of certain components, and by building long-term relationships and maintaining close personal contact with each of our suppliers. However, delays in or failures of deliveries of key components, either to us or to our contract manufacturers, and consequent delays in product deliveries, may occur in the future.

     We currently do not have long-term supply contracts for many of our key components. Our suppliers may enter into exclusive arrangements with our competitors, be acquired by our competitors, stop selling their products or components to us at commercially reasonable prices, refuse to sell their products or components to us at any price, or be unable to obtain or have difficulty obtaining components for their products from their suppliers.

     Our distributors, OEMs and direct customers frequently require rapid delivery after placing an order. Our inability to obtain sufficient quantities of the components needed to fulfill such orders has in the past resulted in, and may in the future result in, delays or reductions in product shipments, which could have an adverse effect on sales and customer relationships, our business, financial condition, or results of operations. In the event of a reduction or interruption of supply, it could take up to nine months or more for us to begin receiving adequate supplies from alternative suppliers. Furthermore, we may not be able to engage an alternative supplier who could be in a position to satisfy our production requirements on a timely basis, if at all. Delays in shipment by one of our suppliers have led to lost or delayed sales and sales opportunities in the past and may do so again in the future. For example, in the third quarter of 2003, we were not able to fulfill all of our open purchase orders of our Axxius product due to unforecasted demand and an insufficient availability of parts.

     In addition, the manufacturing process for certain single or sole source components is extremely complex. Our reliance on suppliers for these components, especially for newly designed components, exposes us to potential production difficulties and quality variations that the suppliers experience. In the past, this reliance on outside suppliers for these components has negatively impacted cost and the timely delivery of our products to our customers.

Our dependence on third-party manufacturers could result in product delivery delays, which would adversely affect our ability to successfully sell and market our products and could result in a decline in our net revenue and operating results.

     We currently use several third-party manufacturers to provide certain components, printed circuit boards, chassis, and subassemblies. Our reliance on third-party manufacturers involves a number of risks, including the potential for inadequate capacity, the unavailability of, or interruptions in, access to certain process technologies, transportation interruptions, and reduced control over product quality delivery schedules, manufacturing yields, and costs. Some of our manufacturers are undercapitalized and may be unable in the future to continue to provide manufacturing services to us. If these manufacturers are unable to manufacture our components in required volumes, we will have to identify and qualify acceptable additional or alternative manufacturers, which could take in excess of nine months. We cannot assure you that any such source would become available to us or that any such source would be in a position to satisfy our production requirements on a timely basis. Any significant interruption in our supply of these components would result in delays, the payment of damages for such delays, or reallocation of products to customers, all of which could have a material adverse effect on our ability to successfully sell and market our products and could result in a decline in our net revenue and operating results. Moreover, since a significant portion of our final assembly and test operations are performed in one location, any fire or other disaster at our assembly facility could also have an adverse effect on our net revenue and operating results.

Our executive officers and certain key personnel are critical to our business, and any failure to retain these employees could adversely affect our ability to manage our operations and develop new products or enhancements to current products.

     Our success depends to a significant degree upon the continued contributions of our Chief Executive Officer and key management, sales, engineering, finance, customer support, and product development personnel, many of whom would be difficult to replace. In particular, the loss of Roger L. Koenig, President and Chief Executive Officer and our co-founder, could adversely affect our ability to manage our operations. We believe that our future success will depend in large part upon our ability to attract and retain highly skilled managerial, sales, customer support and product development personnel. We do not have employment contracts with any of our key personnel. The loss of the services of any such persons, the inability to attract or retain qualified personnel in the future, or delays in hiring required personnel, particularly engineering personnel and qualified sales personnel, could adversely affect our ability to manage our operations and develop new products or enhancements to current products.

Our customers are subject to numerous and changing regulations and industry standards. If the products they purchase from us do not meet these regulations or are not compatible with these standards, our ability to continue to sell our products could be seriously harmed.

     Our products must comply with a significant number of voice and data regulations and standards, which vary between U.S. and international markets, and may also vary within specific foreign markets. We also need to ensure that our products are easily integrated with various telecommunications systems. Standards for new services continue to evolve, requiring us to continuously modify our products or develop new versions to meet new standards. Testing to ensure compliance and interoperability requires significant investments of time and money. If our systems fail to timely comply with evolving standards in U.S. and international markets, if we fail to obtain compliance on new features or if we fail to maintain interoperability with equipment from other companies, our ability to sell our products would be significantly impaired. We could thereby experience, among other things, customer contract penalties, delayed or lost customer orders and decreased revenues.

     We have maintained compliance with ISO 9001:2000 since we were first certified in May 2000, with Telcordia OSMINE since we were first certified in the fourth quarter of 2001 and with Network Equipment Building Standards Level 3 since we were first certified in April 1998. ISO 9001:2000 is a set of comprehensive standards that provide quality assurance requirements and quality management guidance. These standards act as a model for quality assurance for companies involved with the design, testing, manufacture, delivery and service of products. Telecordia, formerly known as Bellcore, developed the Osmine program, which is a process designed to ensure that all of the network equipment used by Regional Bell Operating Companies, or RBOCs, can be managed by the same software programs. NEBS, or Network Equipment Building Standards, is a set of performance, quality and safety requirements — which were developed internally at Bell Labs and later at Telecordia — for network switches. RBOCs and local exchange carriers rely on NEBS-compliant hardware for their central office telephone switching. We cannot assure that we will maintain these certifications. The failure to maintain any of these certifications may adversely impair the competitiveness of our products.

Our products may suffer from defects or errors that may subject us to product returns and product liability claims, which could adversely affect our reputation and seriously harm our results of operations.

     Our products have contained in the past, and may contain in the future, undetected or unresolved errors when first introduced or when new versions are released. Despite our extensive testing, errors, defects, or failures are possible in our current or future products or enhancements. If such defects occur, we may be subject to:

•	delays in or losses of market acceptance and sales;

•	product returns;

•	diversion of development resources resulting in new product development delay;

•	injury to our reputation; or

•	increased service and warranty costs.

     Delays in meeting deadlines for announced product introductions, or enhancements or performance problems with such products, could undermine customer confidence in our products, which would harm our customer relationships.

     Our agreements with our distributors, OEMs and direct customers typically contain provisions designed to limit our exposure to potential product liability claims. However, it is possible that the limitation of liability provisions contained in our agreements may not be effective or adequate under the laws of certain jurisdictions. It is also possible that our errors and omissions insurance may be inadequate to cover any potential product liability claim. Although we have not experienced any product liability claims to date, the sale and support of our products entails the risk of such claims, and it is possible that we will be subject to such claims in the future. Product liability claims brought against us could harm our business.

The operations of recently acquired Paragon Networks International Inc. may prove difficult to integrate into our own, and we may not achieve the anticipated benefits of the acquisition.

     We recently completed the acquisition of Paragon Networks International Inc. The Paragon acquisition is the largest acquisition we have completed, and the complex process of integrating Paragon with our operations requires significant resources. We will also face ongoing business challenges that principally include the geographic dispersion of our operations and generating market demand for an expanded product line. Failure to achieve the anticipated benefit of this acquisition or to successfully integrate the operations of Paragon could harm our financial position and results of operations.

     We have incurred and expect to continue to incur significant costs and commit significant management time integrating Paragon’s operations, technology, development programs, products, information systems, customers and personnel. These costs have been, and will likely continue to be, substantial and include costs for:

•	integrating and reorganizing operations, including combining teams, facilities and processes in various functional areas;

•	fees and expenses of professionals and consultants involved in completing the integration process;

•	settling existing Paragon liabilities;

•	integrating technology and products; and

•	other transaction costs associated with the acquisition, including financial advisor, attorney, accountant and other fees.

Some of these costs will result in an increase in our operating expenses, which, if not offset by an increase in net revenue if and when we are able to successfully sell and market the Paragon product line, would decrease our operating profits and adversely affect our cash flows and operating results, which could result in a decline in the price of our common stock.

Difficulties in integrating past or future acquisitions could adversely affect our operating results and result in a decline in the price of our common stock.

     We have spent and may continue to spend significant resources identifying businesses to be acquired by us. The efficient and effective integration of any businesses we acquire into our organization is critical to our growth. Our acquisition of Paragon, and any future acquisitions, involves numerous risks including difficulties in integrating the operations, technologies and products of the acquired companies, the diversion of our management’s attention from other business concerns and the potential loss of key employees of the acquired companies. Failure to achieve the anticipated benefits of these and any future acquisitions or to successfully integrate the operations of the companies we acquire could also harm our business, results of operations and cash flows. Additionally, we cannot assure you that we will not incur material charges in future quarters to reflect additional costs associated with any future acquisitions we may make.

If we have insufficient proprietary rights or if we fail to protect those rights we have, third parties could develop and market products that are equivalent to our own, which would harm our sales efforts and could result in a decrease in our net revenue and the price of our common stock.

     We rely primarily on a combination of patent, copyright, trademark, and trade secret laws, as well as confidentiality procedures and contractual restrictions, to establish and protect our proprietary rights. As of March 31, 2004, we held a total of 13 issued U.S. patents and had approximately 14 pending U.S. patent applications. We have one U.S. trademark application pending and have 13 registered trademarks. We cannot assure you that our pending patent or trademark applications will be granted or, if granted, will be sufficient to protect our rights. We have entered into confidentiality agreements with our employees and consultants, and non-disclosure agreements with our suppliers, customers, and distributors in order to limit access to and disclosure of our proprietary information. However, such measures may not be adequate to deter and prevent misappropriation of our technologies or independent third-party development of similar technologies. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy our products or obtain and use trade secrets or other information that we regard as proprietary. Furthermore, we may be subject to additional risks as we enter into transactions in foreign countries where intellectual property laws do not protect our proprietary rights as fully as the laws of the U.S. Because of the effort and cost associated with enforcing foreign intellectual property protections as compared with the comparative value of such protections, we suspended our activities related to obtaining international trademark and patent registrations in the first quarter of 2003. We cannot assure that our competitors will not independently develop similar or superior technologies or duplicate any technology that we have. Any such events could harm our ability to sell and market our products, which could result in a decrease in net revenue and the price of our common stock.

We may face intellectual property infringement claims that could result in significant expense to us, divert the efforts of our technical and management personnel, or cause product shipment delays.

     The telecommunications industry is characterized by the existence of a large number of patents and frequent litigation based on allegations of patent infringement. As the number of entrants in our markets increases and the functionality of our products is enhanced and overlaps with the products of other companies, we may become subject to claims of infringement or misappropriation of the intellectual property rights of others. From time to time, third parties may assert patent, copyright, trademark, and other intellectual property rights to technologies that are important to us. Any future third-party claims, whether or not such claims are determined adversely to us, could result in significant expense, divert the efforts of our technical and management personnel, or cause product shipment delays. In the event of an adverse ruling in any litigation, we might be required to discontinue the use and sale of infringing products, expend significant resources to develop non-infringing technology, or obtain licenses from third parties. In addition, any public announcements related to litigation or interference proceedings initiated or threatened against us, even if such claims are without merit, could cause our stock price to decline.

     In our customer agreements, we agree to indemnify our customers for any expenses or liabilities resulting from claimed infringements of patents, trademarks, or copyrights of third parties. In certain limited instances, the amount of such indemnities may be greater than the net revenue we may have received from our customer.

Increased sales volume in international markets could result in increased costs or loss of revenue due to factors inherent in these markets.

     We are in the process of expanding into international markets, and we anticipate increased sales from these markets. A number of factors inherent to these markets expose us to significantly more risk than domestic business, including:

•	local economic and market conditions;

•	exposure to unknown customs and practices;

•	potential political unrest;

•	foreign exchange exposure;

•	unexpected changes in or impositions of legislative or regulatory requirements;

•	less regulation of patents or other safeguards of intellectual property; and

•	difficulties in collecting receivables and inability to rely on local government aid to enforce standard business practices.

     Any of these factors, or others, of which we are not currently aware, could result in increased operating costs or loss of net revenue.

Failure to meet future capital needs would adversely affect our ability to fund our business operations and result in a decline in the price of our common stock.

     We require substantial working capital to fund our business. As of March 31, 2004, we had approximately $118.1 million in cash and marketable securities. We believe that our cash and marketable securities, together with cash generated by operations, if any, will be sufficient to meet our capital requirements for at least the next 12 months. However, our capital requirements depend on several factors, including the rate of market acceptance of our products, our ability to expand our client base and the growth of sales and marketing. If our capital requirements vary materially from those currently forecasted, we may need to obtain additional financing. Additional financing may not be available when needed on terms favorable to us, or at all. If adequate funds are not available or are not available on acceptable terms, we may be unable to develop or enhance our services, take advantage of future opportunities, or respond to competitive pressures, which would adversely affect our business and result in a decline in the price of our common stock.

A small number of shareholders can exert significant influence on the outcome of matters requiring the approval of a majority of the outstanding shares of our common stock.

     As of March 31, 2004, our directors and executive officers, together with members of their families and entities that may be deemed affiliates of, or related to, such persons or entities, beneficially owned approximately 41% of our outstanding shares of common stock. In particular, Mr. Koenig, a director and our President and Chief Executive Officer, and Ms. Pierce, a director and our Secretary and Corporate Development Officer, are married. As of March 31, 2004, Mr. Koenig and Ms. Pierce together beneficially owned approximately 40% of our outstanding shares of common stock. Accordingly, these two stockholders can exert significant influence over the election of members of our Board of Directors and the outcome of all corporate actions requiring stockholder approval of a majority of the voting power held by our stockholders, such as mergers and acquisitions. This level of ownership by such persons and entities may delay, defer, or prevent a change in control and may harm the voting and other rights of other holders of our common stock.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     Some of the statements in this prospectus and in the documents incorporated by reference in this prospectus constitute forward-looking statements. In some cases, forward-looking statements can be identified by the use of terminology such as “may,” “will,” “expects,” “intends,” “plans,” “anticipates,” “estimates,” “potential,” or “continue,” or the negative thereof or other comparable terminology. Forward-looking statements include, but are not necessarily limited to, those relating to:

•	operating results;

•	gross margins;

•	working capital;

•	operating expenses;

•	future sales of our products to our customers;

•	manufacturing efficiencies;

•	competitive products and pricing;

•	research and new product development;

•	economic changes impacting the telecommunications industry;

•	competition;

•	inventory levels;

•	expectations regarding our future net revenue;

•	development of industry standards; and

•	regulation of telecommunications industry.

     The forward-looking statements contained in this prospectus involve known and unknown risks, uncertainties and situations that may cause our or our industry’s actual results, level of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these statements. The statements contained in this prospectus are made as of the date of this prospectus, and we are not obligated to update or revise any forward-looking statements to reflect new events or circumstances.

     Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. You should not place undue reliance on these forward-looking statements.

USE OF PROCEEDS

     We will not receive any proceeds from the sale of the common stock by the selling stockholders. All net proceeds from the sale of the common stock covered by this prospectus will go to the selling stockholders who offer and sell their shares.

SELLING STOCKHOLDERS

     The following table sets forth the number of shares owned by each of the selling stockholders as of May 21, 2004, and the number of shares owned by each of the selling stockholders that may be offered for sale from time to time by this prospectus. None of the selling stockholders has had a material relationship with us within the past three years other than as described below or as a result of their ownership of the shares or other securities of Carrier Access. No estimate can be given as to the amount of shares that will be held by the selling stockholders after completion of this offering because the selling stockholders may offer all or some of the shares and because there currently are no agreements, arrangements or understandings with respect to the sale of any of the shares. The shares offered by this prospectus may be offered from time to time by each of the selling stockholders. We may amend or supplement this prospectus from time to time to update the disclosure set forth herein.

Shares
Beneficially Owned(1)

				Number of Shares
				Which May Be Sold
				Pursuant to This
Name of Selling Stockholder	Number	Percentage(2)		Prospectus (3)(4)

Axiom Venture Partners III, L.P.	183,098	*	%	155,633
Baledge, LLC	18,309	*		15,563
Duncan C. Beard	4,890	*		4,156
Nelson E. Bowers	4,890	*		4,156
Nicholas D. Collova (Morgan Stanley Dean Witter c/f)	1,600	*		1,360
The Connecticut Future Fund Ltd. Partnership	49,192	*		41,813
Connecticut Innovations, Incorporated	73,239	*		62,253
DRW Venture Partners LP	18,309	*		15,563
Estate of Eugene R. White, Jr.	159	*		135
Etablissement Landeco	10,284	*		8,741
Wilfried H. Florin	4,890	*		4,156
Frank E. Fowler	10,284	*		8,741
Fusco Family LLC	2,229	*		1,895
Eleanor E. Fusco	3,054	*		2,596
Gabriel P. Fusco	3,190	*		2,711
H&Q Employee Venture Fund 2000, L.P.	847	*		720
Hambrecht & Quist Employee Venture Fund, L.P. II	290	*		246
H&Q Paragon Investors, L.P.	74,868	*		63,638
Kenneth A. Hersh	5,142	*		4,371
Alfred H. Hunt III (as trustee of the A.H. Hunt III Living Trust, established under indenture dated December 18, 1999 as amended)	196	*		167
Integra Holdings, L.P.	24,453	*		20,785
JK&B Capital, L.P.	46,632	*		39,638
JK&B Capital II, L.P.	23,173	*		19,697
William P. Langdale Jr.	4,890	*		4,156
Leonard M. Shlain Living Trust	2,934	*		2,494
Leonard M. Shlain TTE of Leonard M. Shlain Profit Sharing Trust	1,098	*		933
Lee A. Levine	978	*		831
Marvin and Hilda Shlain Revocable Living Trust	244	*		207
Anthony R. Mayer	2,445	*		2,078
Frederick R. Mayer	2,445	*		2,078
Richard B. Means	5,142	*		4,371
Dudley L. Moore Jr.	4,890	*		4,156
C. Read Morton Jr.	4,890	*		4,156
MSA Venture Partners I, LLC	25,633	*		21,788

Shares
Beneficially Owned(1)

			Number of Shares
			Which May Be Sold
			Pursuant to This
Name of Selling Stockholder	Number	Percentage(2)	Prospectus (3)(4)

Odyssey Capital, L.P.	12,226	*	10,392
George Pavloff	611	*	519
Peregrine Investors Trust	4,890	*	4,156
Charles H. Pluckhahn	3,423	*	2,910
Quantum Industrial Partners, LDC	31,527	*	26,798
Rawah Partners, LLC	18,828	*	16,004
Thomas Donald Roebig Jr.	2,934	*	2,494
Robert Roselli	4,890	*	4,156
Mikael Salovaara	10,284	*	8,741
Signal Lake Venture Fund L.P.	108,079	*	91,867
Casimir Skryzypczak	3,661	*	3,112
Sopris Holdings, LLC	3,667	*	3,117
Stephens-Paragon LLC	366,197	1.09	311,267
Stuck Family Limited Partnership	1,060	*	901
David D. Taft	2,445	*	2,078
The Raptor Global Fund LP	2,253	*	1,915
The Raptor Global Fund LTD	5,572	*	4,737
TI Ventures, L.P.	5,723	*	4,865
TI Ventures II, L.P.	17,117	*	14,549
TI Ventures III, L.P.	64,979	*	55,232
Tudor Arbitrage Partners LP	5,240	*	4,454
Tudor BVI Futures LTD	14,587	*	12,399
Tyson Childrens Partnership	18,309	*	15,563
Scott A. Weiner	2,445	*	2,078
West Coast Management and Capital LLC	2,445	*	2,078
Tamara A. White	249	*	212
Winston Partners II LDC	1,382	*	1,175
Winston Partners II LLC	691	*	587
Total	1,334,521		1,134,338

*	Less than 1% of our outstanding common stock.

     (1)     The number and percentage of shares beneficially owned is determined in accordance with Rule 13d-3 of the Exchange Act, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any shares as to which the individual has sole or shared voting power or investment power and also any shares which the individual has the right to acquire within 60 days of the date of this Prospectus through the exercise of any stock option or other right. Unless otherwise indicated in the footnotes, each person has sole voting and investment power (or shares such powers with his or her spouse) with respect to the shares shown as beneficially owned.

     (2)     Percentage of beneficial ownership is based on 33,672,121 shares of common stock outstanding as of March 31, 2004.

     (3)     This registration statement also shall cover any additional shares of common stock that become issuable in connection with the shares registered for sale hereby by reason of any stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration that results in an increase in the number of our outstanding shares of common stock.

     (4)     Excludes an aggregate of 200,183 shares of common stock beneficially owned by the selling stockholders that have been deposited in escrow pursuant to the Agreement and Plan of Merger dated as of November 13, 2003 by and among Carrier Access Corporation, Ping Acquisition Corporation, Paragon Networks International Inc. and Granite Ventures L.L.C. as Stockholder Representative, to secure the indemnification obligations of Paragon Networks

International Inc. thereunder (the “Escrow Shares”). Such escrow will expire on November 25, 2004 to the extent no claims on the Escrow Shares have been made. Because no Escrow Shares will be released from escrow until the end of the period during which we have agreed to keep the Registration Statement effective, it is not anticipated that any Escrow Shares will be sold pursuant to the Registration Statement and this prospectus. However, it is anticipated that any Escrow Shares released from escrow may be tradable under Rule 144 of the Securities Act, subject to the requirements of such rule.

PLAN OF DISTRIBUTION

     We are registering all shares of common stock (the “Shares”) on behalf of the selling stockholders. As used in this prospectus, “selling stockholders” includes the pledgees, donees, transferees or other successors in interest that receive such shares as a gift, partnership distribution or other non-sale related transfer. The Shares may be offered and sold from time to time by the selling stockholders. The selling stockholders will act independently of Carrier Access in making decisions with respect to the timing, manner and size of each sale.

     The selling stockholders may sell the Shares in the over-the-counter market or otherwise, at (1) market prices prevailing at the time of sale, (2) prices related to the prevailing market prices or (3) negotiated prices. The selling stockholders may sell some or all of their Shares through:

•	a block trade in which a broker-dealer may resell a portion of the block, as principal, in order to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by such broker-dealer for its own account;

•	an over-the-counter distribution in accordance with the rules of the Nasdaq National Market;

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers; or

•	in privately negotiated transactions.

     To the extent required, this prospectus may be amended and supplemented from time to time to describe a specific plan of distribution.

     In connection with the distribution of the Shares, the selling stockholders may also enter into hedging transactions with broker-dealers or other financial institutions. In connection with such transactions, broker-dealers or other financial institutions may engage in short sales of our common stock in the course of hedging the positions they assume with the selling stockholders. The selling stockholders may also:

     •     sell our common stock short and redeliver the Shares to close out such short positions;

     •     enter into option or other types of transactions that require the selling stockholder to deliver the Shares to a broker-dealer, who will then resell or transfer the Shares pursuant to this prospectus (as supplemented or amended to reflect such transaction); or

     •     loan or pledge the Shares to a broker-dealer, who may sell the loaned shares or, in the event of default, sell the pledged shares pursuant to this prospectus (as supplemented or amended to reflect such transaction).

     In addition, any Shares that qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this prospectus.

     The selling stockholders may negotiate and pay broker-dealers commissions, discounts or concessions for their services. Broker-dealers engaged by the selling stockholders may allow other broker-dealers to participate in resales. However, the selling stockholders and any broker-dealers involved in the sale or resale of the Shares may qualify as “underwriters” within the meaning of Section 2(11) of the Securities Act. In addition, the broker-dealers’ commissions, discounts or concessions may qualify as underwriters’ compensation under the Securities Act. If the selling stockholders qualify as “underwriters,” they will be subject to the prospectus delivery requirements of Section 153 of the Act, which may include delivery through the facilities of the NASD. We will pay all expenses incident to the offering and sale of the Shares to the public other than any commissions and discounts of underwriters, dealers or agents and any transfer taxes.

     In order to comply with the securities laws of certain states, if applicable, the Shares must be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the Shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

     We have advised the selling stockholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of Shares in the market and to the activities of the selling stockholders and their affiliates. In addition, we will make copies of this prospectus available to the selling stockholders, and we have informed them of the need for delivery of copies of this prospectus to purchasers at or prior to the time of any sale of the Shares offered hereby. The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

     At the time a particular offer of Shares is made, if required, a prospectus supplement will be distributed that will set forth the number of Shares being offered and the terms of the offering, including the name of any underwriter, dealer or agent, the purchase price paid by any underwriter, any discount, commission and other item constituting compensation, any discount, commission or concession allowed or reallowed or paid to any dealer, and the proposed selling price to the public.

     The sale of Shares by the selling stockholders is subject to compliance by the selling stockholders with certain contractual restrictions they have with us. There can be no assurance that the selling stockholders will sell all or any of the Shares.

     We have agreed to indemnify the selling stockholders against certain liabilities, including liabilities under the Securities Act. In return, these selling stockholders have agreed to indemnify us and certain related persons against certain liabilities, including liabilities under the Securities Act.

     We have agreed with the selling stockholders to keep the Registration Statement, of which this prospectus constitutes a part, effective until the earlier of (1) November 25, 2004, or (2) such time as all Shares have been sold hereunder. We intend to de-register any of the Shares not sold by the selling stockholders at the end of such period; however, it is anticipated that at such time any unsold shares may be tradable subject to compliance with Rule 144 of the Securities Act.

LEGAL MATTERS

     The validity of the common stock offered hereby will be passed upon by Wilson Sonsini Goodrich & Rosati, Palo Alto, California, counsel to Carrier Access.

EXPERTS

     The consolidated financial statements of Carrier Access Corporation as of December 31, 2002 and 2003, and for each of the years in the three-year period ended December 31, 2003, have been incorporated by reference in this prospectus and the related registration statement in reliance upon the report of KPMG LLP, an independent registered public accounting firm, dated March 12, 2004, appearing in our Annual Report on Form 10-K for the year ended December 31, 2003, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

     The audit report dated March 12, 2004 covering the December 31, 2003 financial statements refers to the Company’s adoption of Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, effective January 1, 2002.

WHERE YOU CAN FIND MORE INFORMATION

•	Government Filings. We file annual, quarterly and special reports and other information with the Securities and Exchange Commission. You may read and copy any document that we file at the SEC’s public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549, and the SEC’s public reference rooms in New York, New York, and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to you free of charge at the SEC’s web site at http://www.sec.gov.

•	Stock Market. Our common stock is traded on the Nasdaq National Market. Material that we file with Nasdaq can be inspected at the offices of the National Association of Securities Dealers, Inc., Reports Section, 1735 K Street, N.W., Washington, D.C. 20006.

•	Information Incorporated by Reference. The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede previously filed information, including information contained in this document.

INFORMATION INCORPORATED BY REFERENCE

     The SEC allows us to “incorporate by reference” the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The documents that have been incorporated by reference are an important part of the prospectus, and you should be sure to review that information in order to understand the nature of any investment by you in the shares covered by this prospectus. The information incorporated by reference is considered to be a part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until this offering has been completed (other than Current Reports on Form 8-K containing Regulation FD disclosure furnished under Item 9 or Results of Operations and Financial Condition disclosure furnished under Item 12 and exhibits relating to such disclosures, unless otherwise specifically stated in such Current Report on Form 8-K):

•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2003;

•	Our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2004;

•	Our Current Report on Form 8-K/A filed on December 24, 2003 relating to the acquisition of Paragon;

•	Our Current Report on Form 8-K filed on January 20, 2004 containing our press release regarding our financial results for the quarter and year-ended December 31, 2003; and

•	The description of our common stock in our Registration Statement on Form 8-A filed on July 7, 1998 under Section 12(g) of the Exchange Act.

     Any statement contained in a document that is incorporated by reference will be modified or superseded for all purposes to the extent that a statement contained in this prospectus (or in any other document that is subsequently filed with the SEC and incorporated by reference) modifies or is contrary to that previous statement. Any statement so modified or superseded will not be deemed a part of this prospectus except as so modified or superseded.

     You may request a copy of these filings, at no cost, by writing or telephoning us at the following address: Investor Relations, Carrier Access Corporation, 5395 Pearl Parkway, Boulder, Colorado 80301, (303) 442-5455.

     You should only rely upon the information included in or incorporated by reference into this prospectus. We have not authorized anyone to provide you with additional or different information. You should not assume that the information included in or incorporated by reference into this prospectus is accurate as of any date later than the date on the front of the prospectus.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

     We will pay all expenses incident to the offering and sale to the public of the shares being registered other than any commissions and discounts of underwriters, dealers or agents and any transfer taxes. Such expenses are set forth in the following table. All of the amounts shown are estimates except the Securities and Exchange Commission (“SEC”) registration fee.

Amount To Be
Paid by
Registrant

SEC registration fee	$1,833
Legal fees and expenses	10,000
Accounting fees and expenses	7,500
Miscellaneous expenses	5,667

Total	$25,000

Item 15. Indemnification of Directors and Officers

     Section 145 of the General Corporation Law of Delaware (the “DGCL”) provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation) by reason of the fact that any such person is or was a director, officer, employee or agent of such corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such officer or director acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. A Delaware corporation may indemnify officers and directors against expenses (including attorneys’ fees) in connection with the defense or settlement of any action by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of an action referred to above, the corporation must indemnify him or her against the expenses (including attorneys’ fees) which such officer or director actually and reasonably incurred. The foregoing description is qualified in its entirety by reference to the more detailed provisions of Section 145 of the DGCL.

     Section 102 of the DGCL allows a Delaware corporation to eliminate or limit the personal liability of a director to the corporation or to any of its stockholders for monetary damage for a breach of fiduciary duty as a director, except in the case where the director (i) breaches such person’s duty of loyalty to the corporation or its stockholders, (ii) fails to act in good faith, engages in intentional misconduct or knowingly violates a law, (iii) authorizes the payment of a dividend or approves a stock purchase or redemption in violation of Section 174 of the DGCL or (iv) obtains an improper personal benefit.

     In accordance with the DGCL, Article Fifth of the Registrant’s Certificate of Incorporation provides that, to the fullest extent permitted by the DGCL, as the same now exists or may hereafter be amended, no director shall be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director.

     As permitted by the DGCL, the Registrant’s bylaws provide that directors, officers and agents of the Registrant shall be indemnified against expenses including attorneys’ fees, judgments, fines, settlements actually and reasonably incurred in connection with any proceeding arising out of their status as such.

     The Registrant maintains insurance covering its directors and officers against certain liabilities incurred by them in their capacities as such, including among other things, certain liabilities under the Securities Act of 1933, as amended indemnification agreements with its directors and officers that provide the maximum indemnity allowed to directors and officers by the DGCL and the Registrant’s Bylaws.

Item 16. Exhibits and Financial Schedules

(a)  Exhibits:

     The following exhibits are filed herewith or incorporated by reference herein:

Exhibit
Number	Description of Document

2.1(1)	Agreement and Plan of Merger dated November 13, 2003 by and among
Carrier Access Corporation, a Delaware corporation, Ping Acquisition
Corporation, a Delaware corporation, Paragon Networks International
Inc., a Delaware corporation, and Granite Ventures L.L.C. as
Stockholder Representative.
5.1	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation regarding the legality of the securities being registered.
23.1	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation
(included in Exhibit 5.1).
23.2	Consent of KPMG LLP, independent auditors.
23.3	Consent of PricewaterhouseCoopers LLP, independent accountants.
24.1†	Power of Attorney.

†	Previously filed.

(1)	Incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 5, 2003.

Item 17. Undertakings

The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by section 10(a)(3) of the Securities Act of 1933.

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this amendment to the registration statement (No. 333-114108) to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boulder, State of Colorado, on May 25, 2004.

CARRIER ACCESS CORPORATION

By:	/s/ Nancy Pierce

Nancy Pierce
Corporate Development Officer
and Secretary

     Pursuant to the requirements of the Securities Act of 1933, this amendment to the registration statement (No. 333-114108) has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Roger L. Koenig* Roger L. Koenig	Chief Executive Officer, President and Director (Principal Executive Officer)	May 25, 2004

Timothy R. Anderson* Timothy R. Anderson	Chief Financial Officer, Vice President of Finance and Administration and Treasurer (Principal Financial Officer and Principal Accounting Officer)	May 25, 2004

/s/ Nancy Pierce Nancy Pierce	Corporate Development Officer, Secretary and Director	May 25, 2004

John W. Barnett, Jr.* John W. Barnett, Jr.	Director	May 25, 2004

David R. Laube* David R. Laube	Director	May 25, 2004

Mark A. Floyd* Mark A. Floyd	Director	May 25, 2004

*By:	/s/ Nancy Pierce

Nancy Pierce
(Attorney-in-Fact)

EXHIBIT INDEX

Exhibit
Number	Description of Document

2.1(1)	Agreement and Plan of Merger dated November 13, 2003 by and among
Carrier Access Corporation, a Delaware corporation, Ping Acquisition
Corporation, a Delaware corporation, Paragon Networks International
Inc., a Delaware corporation, and Granite Ventures L.L.C. as
Stockholder Representative.
5.1	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation regarding the legality of the securities being registered.
23.1	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (included in Exhibit 5.1).
23.2	Consent of KPMG LLP, independent auditors.
23.3	Consent of PricewaterhouseCoopers LLP, independent accountants.
24.1†	Power of Attorney.

†	Previously filed.

(1)	Incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 5, 2003.